Exhibit 99.5

The following are estimated amounts, itemized in reasonable detail, of expenses incurred or borne by or for the account of the Province of Manitoba in connection with the sale of the Province’s 3.05% Global Debentures Series GI due May 14, 2024.

Filing Fee	US$	109,000
Legal Fees and Miscellaneous Expenses	US$	125,000
Total	US$	234,000